Exhibit 99.6

CODE OF BUSINESS CONDUCT AND ETHICS

1.	PURPOSE OF THIS CODE
a)	This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) employees, officers and directors. Its purpose is to:

i)	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
ii)	Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
iii)	Promote full, fair, accurate, timely and understandable disclosure in reports and documents that Sandstorm Gold files with, or submits to, the securities regulators and in other public communications made by Sandstorm Gold;
iv)	Promote compliance with applicable governmental laws, rules and regulations;
v)	Promote the prompt internal reporting to an appropriate person of violations of this Code;
vi)	Promote accountability for adherence to this Code;
vii)	Provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;
viii)	Provide mechanisms to report unethical conduct; and
ix)	Help foster Sandstorm Gold’s culture of honesty and accountability.

b)	Sandstorm Gold will expect all its employees, officers and directors to comply at all times with the principles in this Code. Violations of this Code are grounds for disciplinary action up to and including immediate termination of employment and possible legal prosecution.

2.	RESPONSIBILITY
a)	This Code outlines a framework of guiding principles. As with any statement of policy, the exercise of judgment is required in determining the applicability of this Code to each individual situation.
b)	It is the responsibility of every Sandstorm Gold employee, officer and director to read and understand the Code. Individuals must comply with the Code in both letter and spirit. Ignorance of the Code will not excuse individuals from its requirements.
c)	Never engage in behavior that harms the reputation of Sandstorm Gold.
3.	COMPLIANCE WITH LAW
a)	Each employee, officer and director must at all times comply fully with applicable law and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with the law.
b)	No employee, officer or director shall commit or condone an illegal act or instruct another employee to do so.
c)	No employee, officer or director shall create or condone the creation of a false record. No employee shall destroy or condone the destruction of a record, except in accordance with Company policies.
d)	Employees, officers and directors are expected to be sufficiently familiar with any legislation that applies to their circumstances and shall recognize potential liabilities, seeking advice where appropriate.

e)   When in doubt, employees, officers and directors are expected to seek clarification from their immediate supervisor or the Disclosure Committee.

4.	CONFLICTS OF INTEREST
a)	Employees, officers and directors of Sandstorm Gold shall attempt to avoid situations where their personal interest could conflict with the interests of the Company and its shareholders. Where conflicts arise, the individual will inform either (a) their immediate supervisor or where, the immediate supervisor may be conflicted (b) the Disclosure Committee. In case of the Chief Executive Officer, conflicts of interest should be disclosed to the Board of Directors.
b)	Conflicts of interest arise where an individual’s position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, to the detriment of the Company. They also arise where an employee’s, director’s or officer’s personal interests are inconsistent with those of the Company and create conflicting loyalties. Such conflicting loyalties can cause an employee, officer or director to give preference to personal interests in situations where corporate responsibilities should come first. Employees, officers and directors, shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

c)	In the event that any potential conflict of interest arises and the individual involved is an employee of the Company, the individual involved must immediately notify their immediate supervisor and the Disclosure Committee. If such individual is a director of the Company, the Chairman of the Board of Directors or, in the absence of a Chair, all of the members of the Board of Directors must be immediately notified. If the conflicted individual is the Chair of the Board of Directors, then all of the members of the Board of Directors must be notified.
d)	While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:
i)	Speculation in Company Securities and Use of Inside Information

(1)	There are numerous laws, both federal and provincial, regulating transactions in corporate securities and the securities industry. Violation of these laws may lead to civil and criminal actions against the individual and the company involved. All employees, officers and directors will take all steps to be in compliance with such laws and in order to do so will adhere to the Company’s Communications and Corporate Disclosure Policy and Policy on Stock Trading and Use of Material Information.

ii)	Personal Financial Interest

(1)	Employees and officers shall notify the Disclosure Committee of all financial holdings (i.e. equity, debt, derivatives, etc.) in mining or oil and gas companies in which their position exceeds $50,000 USD.
(2)	An employee shall not accept for themselves, or for the benefit of any relative or friend, any payments, loans, services, favors involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with the Company, except in accordance with this Code and within normal business practices or in circumstances whereby such exceptions have been approved by the Disclosure Committee.

5.	FAIR DEALING
a)	Employees and directors should endeavor to deal fairly with Sandstorm Gold’s clients, service providers, suppliers, and employees. No employee or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.
6.	DEALING WITH SUPPLIERS
a)	The Company is a valuable customer for many suppliers of goods, services and facilities. People who want to do business, or to continue to do business, with the Company must understand that all purchases by the Company will be made exclusively on the basis of price, quality, service and suitability to the Company’s needs.
b)	“Kickbacks” and Rebates

i)	Purchases of goods and services by the Company must not lead to employees, officers or directors, or their families, receiving any type of personal kickbacks or rebates. Employees, officers or directors, or their families, must not accept any form of “under-the-table” payment.
c)	Receipt of Gifts and Entertainment
i)	Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood. They can appear to be attempts to bribe the Company’s employees, officers or directors into directing business of the Company to a particular supplier. To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by employees, officers and directors of the Company:
ii)	Gifts.
(1)	Employees, officers and directors are prohibited from soliciting gifts, gratuities, or any other personal benefit or favor of any kind from suppliers or potential suppliers. Gifts include not only merchandise and products but also personal services and tickets to sports or other events. The Company acknowledges however that as part of normal good business relationships, suppliers may offer tickets to sports and other events, meals and other forms of normal client development gifts or services. Employees, officers and directors are prohibited from accepting gifts of money.
(a)	Employees, officers and directors may accept unsolicited non-monetary gifts provided they are appropriate and customary client development gifts for the industry, and that may not reasonably be considered extravagant for such employee, officer or director.

(2)	Any gift falling outside of the above guidelines must be reported to the Company’s Disclosure Committee to determine whether it can be accepted.

iii)	Entertainment.

(1)	Employees, officers and directors shall not encourage or solicit entertainment from any individual or company with whom the Company does business. Entertainment includes, but is not limited to, activities such as dining, attending, sporting or other special events and travel.
(2)	From time to time employees, officers and directors may accept unsolicited entertainment, but only under the following conditions:

(a)	the entertainment occurs infrequently; and
(b)	it arises out of the ordinary course of business.
7.	DEALING WITH PUBLIC OFFICIALS
a)	Domestic and foreign laws and regulations may require the Company to be in contact with public officials on a wide variety of matters. Employees, officers and directors who regularly make these contacts have special responsibilities for upholding the Company’s good name.
b)	No employee shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.
c)	When not prohibited by law, employees, officers and directors are allowed to give to public officials gifts where the presentation and acceptance of gifts is an established custom and a normal business practice. All such gifts shall be of reasonable value and the presentation approved in advance by the Company’s Chief Executive Officer. Moreover, such gifts must be presented in a manner that clearly identifies the Company and the occasion that warrants the presentation.
d)	On special ceremonial occasions, senior officers of the Company may publicly give gifts of more than nominal value to public institutions and public bodies. Such gifts can commemorate special events or milestones in the Company’s history.
e)	From time to time employees, officers and directors may entertain public officials, but only under the following conditions:
i)	it is legal and permitted by the entity represented by the official;
ii)	the entertainment is not solicited by the public official;
iii)	the entertainment occurs infrequently;
iv)	it arises out of the ordinary course of business;
v)	it does not involve lavish expenditures, considering the circumstances; and
vi)	the settings and types of entertainment are reasonable, appropriate and fitting to our employees, officers or directors, their guests, and the business at hand.
8.	EQUAL OPPORTUNITY
a)	There shall be no discrimination against any employee or applicant because of race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap (unless demands of the position are prohibitive). All employees, officers and directors will be treated with equality during their employment without regard to their race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap, in all matters, including employment, upgrading, promotion, transfer, layoff, termination, rates of pay, selection for training and recruitment. The Company will maintain a work environment free of discriminatory practice of any kind.

b)	No employee shall have any authority to engage in any action or course of conduct or to condone any action or course of conduct by any other person which shall in any manner, directly or indirectly, discriminate or result in discrimination in the course of one’s employment, termination of employment, or any related matter where such discrimination is, directly or indirectly, based upon race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap.
9.	HEALTH, SAFETY, AND ENVIRONMENTAL PROTECTION
a)	It is the Company’s policy to pay due regard to the health and safety of its employees, officers and directors and others and to the state of the environment. There are federal, provincial, state and local workplace safety and environmental laws which through various governmental agencies regulate both physical safety of employees, officers and directors and their exposure to conditions in the workplace. Should you be faced with an environmental health issue or have a concern about workplace safety, you should contact your supervisor or notify management immediately.
10.	USE OF AGENTS AND NON-EMPLOYEES, OFFICERS AND DIRECTORS
a)	Agents or other non-employees cannot be used to circumvent the law. Employees, officers and directors will not retain agents or other representatives to engage in practices that run contrary to this Code.
11.	INTERNATIONAL OPERATIONS
a)	Corporate employees, officers and directors operating outside of Canada have a special responsibility to know and obey the laws and regulations of countries where they act for the Company. Customs vary throughout the world, but all employees, officers and directors must uphold the integrity of the Company in other nations diligently.
12.	VIOLATIONS OF STANDARDS
a)	Employees, officers and directors must immediately report any violations of this Code, the Company’s Communications and Corporate Disclosure Policy or the Company’s Policy on Stock Trading and Use of Material Information. Failure to do so can have serious consequences for the employees, officers or directors and the Company.
b)	Reports of violations should be made by employees to their immediate supervisor and to the Company’s Disclosure Committee. Alternatively, violations can be reported on an anonymous basis using the Whistleblower Policy.
c)	After a violation is investigated, appropriate action will be taken. Management has the right to determine the appropriate disciplinary action for a violation up to and including termination of employment. All proposed disciplinary action is subject to review by the Chief Executive Officer.
d)	Employees, officers and directors should be aware that in addition to any disciplinary action taken by the Company, violations of some of this Code and the Company’s other codes of conduct may require restitution and may lead to civil or criminal action against individual employees, officers and directors and any company involved.
e)	Retaliation in any form against an individual who reports a violation of this Code or of law in good faith, or who assists in the investigation of a reported violation, is itself a serious violation of this policy. Acts of retaliation should be reported immediately to their supervisor or management, and will be disciplined appropriately.
13.	AMENDMENT, MODIFICATION AND WAIVER
a)	The Disclosure Committee will review this Code annually and make a recommendation of proposed changes, if any, to the Board of Directors. This Code may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Audit Committee. Employees, officers and directors will be fully informed of any material revisions to the Code.

APPROVED AND ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on June 20, 2012.

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I acknowledge that I have read the Sandstorm Gold Ltd. Code of Business Conduct and Ethics and agree to conduct myself in accordance with such policy.

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